UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Partner Communications Company Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

70211M109
(CUSIP Number)

Paul Weinberg, Adv. Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Elbit Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			X
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Shelly Dankner-Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D CUSIP NO. 70211M109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	15,856,551
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	15,856,551
11	Aggregate Amount Beneficially Owned by Each Reporting Person			15,856,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			8.72%
14.	Type of Reporting Person (See Instructions)
	IN

This Amendment on Schedule 13D amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by the Reporting Persons ("Original Filing") with respect to the Ordinary Shares, par value New Israeli Shekel 0.01 per share, of Partner Communications Company Ltd. ("Issuer"). This Amendment No. 1 on Schedule 13D/A (the "Amendment") supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Original Filing.

Item 2. Identity and Background.

 Item 2(e) of the Original Filing is hereby amended to delete existing Schedules A, B, C, D, and E, and to replace them with new Schedules A, B, C, D, and E attached hereto.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Original Filing are hereby amended as follows:

(a)-(b) As of August 11, 2003, Elbit is the beneficial owner of an aggregate of 15,856,551 Ordinary Shares of Issuer, representing approximately 8.72% of the issued and outstanding Ordinary Shares as of July 31, 2003 (a total of 181,845,265 Ordinary Shares as reported by the Issuer in its Form 6-K furnished on July 30, 2003). As of August 11, 2003, Elron owned all the outstanding shares of Elbit, and is therefore the beneficial owner of the Ordinary Shares owned directly by Elbit, and shares with the Reporting Persons the power to vote and dispose of the Ordinary Shares owned directly by Elbit. DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these Ordinary Shares. In addition, each of the Reporting Persons may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned by the other principal shareholders of the Issuer as a result of the Relationship Agreement described in Item 6 of the Original Filing. Each of the Reporting Persons disclaims such beneficial ownership.

Item 5(c) of the Original Filing is hereby amended as follows:

(c) On August 11, 2003, Elbit sold 2,778, 226 Ordinary Shares in open market transactions on the TASE, at a average price per share of $5.11 based on the sale price converted into the U.S Dollar equivalent on the date of sale. The aggregate consideration received by Elbit from the sales was approximately $14.2 million.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of August 11, 2003 any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to August 11, 2003 except as reported in the Original Filing.

Item 7.      Material to be filed as Exhibits
Schedules A, B, C, D and E	-	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment on Schedule 13D is true, complete and correct.

Date: September 4, 2003

ELBIT LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

BY: (signed)

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Original Filing as Exhibits 5 through 12.

Schedule A

Directors and Executive Officers
of
Elbit Ltd
 (as of August 15, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of Elron Electronic Industries Ltd.
Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.
Moshe Fourier 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.
Paul Weinberg 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	General Counsel & Corporate Secretary of Elron Electronic Industries Ltd.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers
of
Elron Electronic Industries Ltd.
(as of August 15, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of Discount Investment Corporation Ltd.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of Companies
Yaacov Goldman 39 Nachlieli Street, Hod Hasharon, Israel	External Director	CPA
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Dr. Chen Barir 26 Harav Amiel Street, Tel Aviv, Israel	Director	Chairman of Galil Medical Ltd.
Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Michael F. Kaufmann 25 Nahmani Street, Tel Aviv, Israel	Director	General Manager of D.S Ltd. & Kibernetics Ltd.
Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President & CFO of Discount Investment Corporation Ltd.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,
Dr. Dalia Megiddo Globus Communication Center, Suite 220, Neve Ilan 90850, Israel	Director	Managing Partner of InnoMed Ventures L.P
Itzhak Ravid Raveh-Ravid, 32A Habarzel Street, Tel Aviv 69710, Israel	Director	CPA.
Professor Daniel Sipper 3 Kadesh Barnea Street, Apt. 39 Tel Aviv 69986, Israel	External Director	Professor - Department of Engineering, Tel Aviv University
Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Elron Electronic Industries Ltd.
Moshe Fourier 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.
Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President, Chief Financial Officer	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.
Shmuel Kidron 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Elron Electronic Industries Ltd.

(*)     Dual citizen of Israel and France.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of August 15, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Chairman and Director of companies.
Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.
Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.
Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.
Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.
Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,
Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.
Avraham Drenger 105 Ha-Hashmonaim Street, Tel-Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.
Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.
Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.
Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.
Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.
Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)      Dual citizen of Israel and France.

(**)    Citizen of Slovenia.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers
of

IDB Development Corporation Ltd.

(as of August 15, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Chairman and Director of companies.
Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.
Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd. and IDB Holding Corporation Ltd.
Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies
Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.
Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.
Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.
Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.
Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.
Haim Tabouch 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)      Dual citizen of Israel and France.

> (**)      Citizen of Slovenia.

(***)      Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of August 15, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Chairman and Director of companies.
Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.
Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd. and IDB Holding Corporation Ltd.
Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,
Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.
Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.
Shmuel Lachman 9A Khilat Jatomir St. Tel Aviv, Israel	External Director	Director of Companies
Daniel Doron 16 Levi Eshkol St. Tel Aviv, Israel	External Director	CPA; Director of companies.
Rolando Eisen 2 "A" Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.
Haim Tabouch3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*) Dual citizen of Israel and France

(**) Citizen of Slovenia

(***) Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.